Exhibit 99.7

Combined Special Purpose Financial Statements

(Expressed in Canadian Dollars)

SOLAR FLOW-THROUGH

LIMITED PARTNERSHIP

And Independent Auditor’s Report thereon

Years ended December 31, 2022 and 2021

Independent Auditor’s Report

Grant Thornton LLP
Suite 1600,
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

To the Partners of Solar Flow-Through Limited Partnership:

Opinion

We have audited the combined special purpose financial statements of Solar Flow-Through Limited Partnership (the “Partnership”), which comprise the combined statements of financial position as at December 31, 2022 and December 31, 2021, the combined statements of income and comprehensive income, changes in partners’ deficit and cash flows for the years then ended, and notes to the combined special purpose financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying combined special purpose financial statements present fairly, in all material respects, the financial position of Solar Flow-Through Limited Partnership as at December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with the financial reporting provisions described in the Resolution of the Directors dated March 28, 2023.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the combined special purpose financial statements section of our report. We are independent of the Partnership in accordance with the ethical requirements that are relevant to our audit of the combined special purpose financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Basis of accounting

We draw attention to Note 2 to the combined special purpose financial statements, which describes the basis of accounting. The combined special purpose financial statements of Solar Flow-Through Funds are prepared to meet the requirements of the Resolution of the Directors dated March 28, 2023. As a result, the combined special purpose financial statements may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Responsibilities of management and those charged with governance for the combined special purpose financial statements

Management is responsible for the preparation of these combined special purpose financial statements in accordance with the Resolution of the Directors dated March 28, 2023, and for such internal control as management determines is necessary to enable the preparation of combined special purpose financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Partnership’s ability to continue as a going concern, disclosing, as applicable, matters related to a going concern and using the going concern basis of accounting unless management either intends to liquidate the Partnership or to cease operations, or has no realistic alternative but to do so.

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Those charged with governance are responsible for overseeing the Partnership’s financial reporting process.

Auditor’s responsibilities for the audit of the combined special purpose financial statements

Our objectives are to obtain reasonable assurance about whether the combined special purpose financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined special purpose financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●	Identify and assess the risks of material misstatement of the combined special purpose financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Partnership’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Partnership to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the combined special purpose financial statements, including the disclosures, and whether the combined special purpose financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Material uncertainty related to going concern

We draw attention to Note 1 to the combined special purpose financial statements, which indicates that the Partnership had a working capital deficiency of $9,150,190 as at December 31, 2022. As stated in Note 1, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Partnership’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Vancouver, Canada	Chartered Professional Accountants
April 21, 2023

Audit | Tax | Advisory

© Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Combined Statements of Financial Position

As at December 31
	Notes	2022	2021
Assets
Current assets: Cash		$7,221,600	$8,895,886
Trade and other receivables	4	1,518,549	1,656,235
Prepaid expenses and deposits	5	193,148	220,885
		8,933,297	10,773,006
Non-current assets:
Solar power systems	6	74,249,630	79,321,277
Other assets	5	895,010	961,789
Derivative assets	10	2,047,987	-
Due from related parties	12	-	8,275
		77,192,627	80,291,341
Total assets		$86,125,924	$91,064,347
Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable and accruals		$12,669,711	$25,110,964
Loan payable	8	1,585,427	-
Current portion of long-term debt	7	3,828,349	4,238,792
		18,083,487	29,349,756
Non-current liabilities:
Long-term debt	7	55,450,430	59,204,440
Loan payable	8	-	1,495,505
Lease obligations	9	7,262,490	7,647,805
Derivative liabilities	10	-	1,099,444
Deferred tax liabilities	11	11,776,063	6,620,584
Due to related parties	12	125,140	-
		74,614,123	76,067,778
Total liabilities		$92,697,610	$105,417,534

Partners’ deficit:
Partners’ capital	13	63,227,097	63,227,097
Deficit		(63,035,342)	(71,966,853)
		191,755	(8,739,756)
Non-controlling interests	14	(6,763,441)	(5,613,431)
Total partners’ deficit		(6,571,686)	(14,353,187)
Total liabilities and partners’ deficit		$86,125,924	$91,064,347
Contingencies	19
Subsequent events	20

See accompanying notes to combined special purpose financial statements.

Approved by the General Partner:

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Combined Statements of Income and Comprehensive Income

For the years ended December 31

	Notes	2022	2021
Revenue		$9,430,321	$10,190,173
Direct costs		(1,926,167)	(2,230,813)
Amortization	6	(4,897,120)	(4,730,543)
Gross profit		2,607,034	3,228,817
Operating expenses:
General and administrative	15	(1,646,210)	(1,818,103)
Project development costs	6	114,963	746,857
Operating income		1,075,787	2,157,571
Finance costs		(3,081,658)	(3,037,671)
Change in fair value of interest rate swaps		3,147,431	2,113,877
Other income (expense)	16	1,718,729	(116,035)
Income before taxes		2,860,289	1,117,742
Tax expense:
Income tax recovery (expense)	11	10,076,691	(985,195)
Deferred tax (expense) recovery		(5,155,479)	798,036
Net income and comprehensive income		$7,781,501	$930,583
Attributed to:
Limited Partners		$8,931,421	$2,507,424
General Partner		90	26
Non-controlling interests	14	(1,150,010)	(1,576,867)
		$7,781,501	$930,583

See accompanying notes to combined special purpose financial statements.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Combined Statements of Changes Partners’ Deficit

For the years ended December 31

	Number of units	Partners’ Capital	Deficit	Non- controlling interests	Total partners’ deficit
December 31, 2020	679,280	$63,227,097	$(74,277,163)	$(3,675,658)	$(14,725,724)
Net income and comprehensive income	-	-	2,507,450	(1,576,867)	930,583
Dividends	-	-	(197,140)	(360,255)	(557,395)
Share redemption	-	-	-	(651)	(651)
December 31, 2021	679,280	$63,227,097	$(71,966,853)	$(5,613,431)	$(14,353,187)
Net income and comprehensive income	-	-	8,931,511	(1,150,010)	7,781,501
December 31, 2022	679,280	$63,227,097	$(63,035,342)	$(6,763,441)	$(6,571,686)

	Limited Partners	General Partner	Non- controlling interests	Total partners’ deficit
December 31, 2020	$(11,049,947)	$(119)	$(3,675,658)	$(14,725,724)
Net income and comprehensive income	2,507,424	26	(1,576,867)	930,583
Dividends	(197,140)	-	(360,255)	(557,395)
Share redemption	-	-	(651)	(651)
December 31, 2021	$(8,739,663)	$(93)	$(5,613,431)	$(14,353,187)
Net income and comprehensive income	8,931,421	90	(1,150,010)	7,781,501
December 31, 2022	$191,758	$(3)	$(6,763,441)	$(6,571,686)

See accompanying notes to combined special purpose financial statements.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Combined Statements of Cash Flows

For the years ended December 31

	Notes	2022	2021
Cash provided by (used in):
Operating activities:
Net income		$7,781,501	$930,583
Add back non-cash items:
Amortization	6	4,897,120	4,730,543
Finance costs		3,081,658	3,037,671
Change in fair value of interest rate swaps		(3,147,431)	(2,113,877)
Lease interest expense	9	400,966	434,247
Other income		(1,932,531)	(746,857)
Income tax (recovery) expense		(10,076,691)	985,195
Deferred tax expense (recovery)		5,155,479	(798,036)
Changes in working capital	17	(478,459)	84,549
		5,681,612	6,544,018
Investing activities:
Acquisition of solar power systems	6	(226,243)	(230,146)
Sale of solar power systems	6	610,031	1,019,858
Refund on interconnection deposits	6	114,963	931,234
		498,751	1,720,946
Financing activities:
Net repayment of long-term debt	7	(7,246,111)	(8,169,670)
Repayment of lease obligations	9	(741,953)	(790,444)
Decrease (increase) in due from related parties	12	133,415	(420,483)
Dividends paid		-	(557,395)
Share redemption		-	(651)
		(7,854,649)	(9,938,643)
Decrease in cash		(1,674,286)	(1,673,679)
Cash, beginning of year		8,895,886	10,569,565
Cash, end of year		$7,221,600	$8,895,886

See accompanying notes to combined special purpose financial statements.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

1.	Nature of operations:

Solar Flow-Through Limited Partnership as presented in these combined special purpose financial statements is not a legal entity. It represents the combination of nine limited partnerships (the “Partnership’’), located in British Columbia. For the periods presented in these combined special purpose financial statements, the Partnership was under the management of the same principals of the general partnership and management group of companies and are therefore considered to be under common management. Management believes that combination under the basis of common management is appropriate for the Partnership given the principals serve the same positions for all limited partnerships combined in the accompanying financial statements.

The management group of companies provides general and active management of the business of the Partnership and possesses the general powers and duties of management. The management group of companies has held these executive level positions for the entire periods presented in the accompanying combined special purpose financial statements.

The Partnership is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario. The address of the registered office of the Partnership is Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

The Limited Partnership agreement allocates net income or loss at 99.999% to the limited partners and 0.001% to Solar Flow-Through General Partner Ltd. (the “General Partner”).

Going concern

These combined special purpose financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern that assumes that the Partnership will realize its assets and discharge its liabilities in the normal course of business.

The Partnership earned a net income during the year ended December 31, 2022 of $7,781,501 (2021 – $930,583) and had a working capital deficiency of $9,150,190 (2021 – $18,576,750). Notwithstanding the working capital deficiency, the Partnership has received $14,841,077 in payments from the Independent Electricity System Operator (“IESO”) subsequent to year-end and expects to receive the remaining balance of about $14 million by December 31, 2023 as described in note 20. The Partnership’s ability to continue operations in the normal course of business is dependent upon the continued successful operation and maintenance of its solar projects in order to generate sufficient cash flows from operations. The nature and significance of these conditions may cast significant doubt about the appropriateness of the going concern assumption. These financial statements do not give effect to any adjustments which would be necessary should the Partnership be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the financial statements. Such adjustments could be material.

2.	Basis of preparation:

(a)	Statement of compliance:

These combined special purpose financial statements have been prepared in accordance with the basis of accounting required by the Resolution of the Directors dated March 28, 2023. This basis of accounting follows International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except for presenting the combined special purpose financial statements. These combined special purpose financial statements are prepared for use by the Directors and unitholders of the Partnership. These combined special purpose financial statements are not intended to be, and should not be, used by anyone other than the specified users or for any other purpose.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

2.	Basis of preparation (continued):

(a)	Statement of compliance (continued):

The combined special purpose financial statements of the Partnership for the year ended December 31, 2022 were authorized for issue in accordance with approval by the General Partner on April 21, 2023.

These combined special purpose financial statements present the Partnership, representing the activities, assets and liabilities of its business. The combined special purpose financial statements reflect the substance of the activities, assets and liabilities attributable to the Partnership. The legal structure was not considered the key factor in determining the preparation of the combined special purpose financial statements, but rather the basis of the economic activities.

The combined special purpose financial statements have been prepared for the purpose of presenting the financial position, results of operations and cash flows of the Partnership on a stand-alone basis.

(b)	Basis of measurement:

These combined special purpose financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3.

(c)	Basis of consolidation:

(i)	Subsidiaries:

These combined special purpose financial statements include the financial statements of the Partnership and its subsidiaries for which it has a controlling interest. The Partnership controls an entity when it is exposed to, or has rights to, variable returns from its investment with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances and transactions are eliminated upon consolidation.

The method of accounting applied to the preparation of the combined special purpose financial statements is consolidation. Details of the Partnership’s ownership interests in its subsidiaries are as follows:

Name	Ownership interest
Solar High Yield Projects #1 Ltd.	100.00%
2344215 Ontario Inc.	100.00%
SHY1 2012 FIT2 Ltd.	100.00%
2343461 Ontario Inc.	100.00%
Icarus Whitesand Solar Limited Partnership	85.00%
2387276 Ontario Inc.	49.90%
2387278 Ontario Inc.	49.90%

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

2.	Basis of preparation (continued):

Basis of consolidation (continued):

(i)	Subsidiaries (continued):

Name	Ownership interest
2387280 Ontario Inc.	24.95%
2387281 Ontario Inc.	49.90%
2387282 Ontario Inc.	49.90%
2391395 Ontario Inc.	49.90%
SPN LP 7	49.90%
1000234763 Ontario Inc.	100.00%
1000234813 Ontario Inc.	100.00%
Solar Flow-Through Project #1 (2013) Ltd.	100.00%
2405372 Ontario Inc.	49.90%
2405402 Ontario Inc.	49.90%
2405514 Ontario Inc.	49.90%
2405799 Ontario Inc.	49.90%
2467260 Ontario Inc.	49.90%
2469780 Ontario Inc.	49.90%
SFF Solar (2015) Ltd.	100.00%
Solar Flow-Through (2014) Ltd.	100.00%
Solar Flow-Through Projects (2014 Subco F2) Ltd.	100.00%
Solar Flow-Through (2015) Ltd.	100.00%
Solar Flow-Through (2016) Ltd.	100.00%
2503072 Ontario Inc.	49.90%
2503225 Ontario Inc.	49.90%
2503903 Ontario Inc.	49.90%
Northern Development Solar 2016 Inc.	49.90%
Sunshine Solar Ontario 2016 Inc.	49.90%
Solar Flow-Through (2017-I) Ltd.	100.00%
Solar Flow-Through (2017-A) Ltd.	100.00%
Solar Flow-Through (2018-I) Ltd.	100.00%
Solar Flow-Through (2018-A) Ltd.	100.00%
Solar Flow-Through 2012-I Limited Partnership	100.00%
Solar Flow-Through 2013-I Limited Partnership	100.00%
Solar Flow-Through 2014-I Limited Partnership	100.00%
Solar Flow-Through 2015-I Limited Partnership	100.00%
Solar Flow-Through 2016-I Limited Partnership	100.00%
Solar Flow-Through 2017-I Limited Partnership	100.00%
Solar Flow-Through 2017-A Limited Partnership	100.00%
Solar Flow-Through 2018-I Limited Partnership	100.00%
Solar Flow-Through 2018-A Limited Partnership	100.00%

(ii)	Non-controlling interests:

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Partnership’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The Partnership attributes the profit or loss and each component of other comprehensive income to the owners of the parent and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance. The proportion allocated to the parent and non- controlling interests are determined on the basis of present ownership interests.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

2.	Basis of preparation (continued):

Basis of consolidation (continued):

(iii)	Functional and presentation currency:

The functional currency of the Partnership and its subsidiaries is the Canadian dollar. The combined special purpose financial statements are presented in Canadian dollars.

3.	Significant accounting policies:

(a)	Solar power systems:

Solar power systems are comprised of solar power system assets, right-of-use assets, and project development assets relating to ground mount and rooftop projects that are owned and operated by the Partnership. Solar power systems are stated at cost less accumulated amortization. Project development assets relate primarily to direct costs incurred in various stages of development prior to the commencement of operations of ground mount and rooftop projects. For self-developed solar power system assets, the cost capitalized is the amount of the expenditure incurred for the engineering, procurement, and construction of the system. For solar power system assets acquired from third parties, the cost includes the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Initial recognition of right-of-use assets are disclosed in note 3(f). Initial and subsequent recognition of project development assets costs are disclosed in note 3(b).

When solar power systems are retired, or otherwise disposed of, the cost and accumulated amortization are removed from the combined statements of financial position and any resulting gain or loss is included in profit or loss for the respective period. Amortization commences when the solar power systems reach commercial operation and is recognized using the straight-line method over the useful life of 20 years.

(b)	Project development costs:

Project development assets represent costs incurred for the acquisition and development of prospective projects. Project development costs are capitalized from the date the Feed-in-Tariff (“FIT”) contract is awarded, which is when the Partnership can demonstrate the availability of resources to complete the project and the technical feasibility of completing the project so that it will be available for use. Project development costs are initially capitalized as project development contract assets. Costs are reclassified to project development assets as part of solar power systems and amortization commences when the last project in a portfolio of projects has reached the date of commercial operation. Project development assets are amortized using the straight-line method over the useful life of 20 years. Any project development costs incurred prior to the FIT contract award date are expensed due to uncertainties surrounding the project. Project development costs are written off in the period if the project is abandoned.

(c)	Revenue recognition:

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Partnership applies the 5-step approach to revenue recognition:

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(c)	Revenue recognition (continued):

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Partnership recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

When the Partnership owns and operates solar projects for the purpose of generating income from the sale of electricity over the life of the solar projects, electricity generation income is classified as revenue. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract. The contracts are long-term with fixed prices with the Independent Electricity System Operator (“IESO”) in Ontario. The Partnership recognizes revenue over the life of the contract based on the volume of electricity delivered each month, which is only one performance obligation.

(d)	Financial instruments:

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. Subsequent to initial recognition, financial instruments are measured as described below.

(i)	Financial assets:

Financial assets are classified and measured on the basis of their cash flow characteristics and the business model in which the asset is held. A financial asset is classified as FVTPL, fair value through comprehensive income (“FVOCI”), or amortized cost. The Partnership derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers substantially all the risks and rewards of ownership of the financial asset.

(A) Financial assets at fair value through profit or loss:

A financial asset is measured at FVTPL if it is held-for-trading, is a derivative, is designated as such upon initial recognition, or does not meet the criteria for amortized cost method.

Financial instruments are designated at FVTPL if the Partnership manages such financial instruments and makes purchase and sale decisions based on their fair value in accordance with the Partnership’s documented risk management or investment strategy. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(d)	Financial instruments (continued):

(i)	Financial assets (continued):

(B)	Financial assets at amortized cost:

A financial asset is measured at amortized cost using the effective interest method if it is held within a business model whose objective is to hold assets to collect contractual cash flows, its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and it is not designated as at FVTPL. The Partnership’s financial assets at amortized cost are comprised of cash and trade receivables.

For the purposes of assessing whether contractual cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition and ‘interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time, and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Partnership considers the contractual terms of the financial asset. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Partnership considers:

☐	contingent events that would change the amount or timing of cash flows;

☐	terms that may adjust the contractual coupon rate, including variable-rate features;

☐	prepayment and extension features; and

☐	terms that limit the Partnership’s claim to cash flows from specified assets (e.g. non-recourse features).

(ii)	Financial liabilities:

The Partnership initially recognizes financial liabilities at fair value when the Partnership becomes party to the contractual provisions of the instrument. The Partnership derecognizes a financial liability when the contractual obligations are discharged, cancelled, or expired. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss or amortized cost.

(A) Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at FVTPL if they are held for trading or are derivative liabilities. The Partnership’s financial liabilities at FVTPL are comprised of derivative liabilities.

(B) Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(d)	Financial instruments (continued):

(ii)	Financial liabilities (continued):

(B)	Financial liabilities at amortized cost (continued):

financial liabilities at FVTPL. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Partnership’s accounts payable and accruals, loan payable, due to related parties and long-term debt are classified at amortized cost.

The effective interest method is a method of calculating the amortized cost of an instrument and allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future contractual cash flows, including all transaction costs and other premiums or discounts, through the expected life of the debt instrument to the net carrying amount on initial recognition

(C)	Derecognition and modification:

The Partnership derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. The Partnership also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in profit or loss.

In the event the modification of the contractual cash flows of a financial instrument does not result in derecognition, the amortized cost of the instrument is recalculated as the present value of the estimated future contractual cash flows discounted at the financial instrument’s original effective interest rate. The adjustment is recognized in profit or loss.

(iii)	Determination of fair value:

The fair value of financial assets and financial liabilities measured at FVTPL and FVOCI are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. If no market data is available the Partnership estimates fair value based on future expected cash flows discounted using appropriate discount rates. For derivative instruments, fair value is estimated by management based on market information that includes adjustments to take account of the credit risk of the Partnership and the counterparty when appropriate.

(iv)	Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVTPL are recognized. ECLs are updated at each reporting date on the basis of available information. The Partnership applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of any impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

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SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(e)	Income taxes:

The income earned by the Partnership is taxed at the limited partner level. As a result, provisions for income taxes are not made by the Partnership relating to income or temporary differences of the Partnership. The Partnership’s subsidiaries are subject to taxes pursuant to the Income Tax Act (Canada) and provincial income tax acts.

Income tax represents current tax and deferred tax. The Partnership’s subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the asset-liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

(f)	Leases:

The Partnership is granted and permitted to use the selected property area for purposes of installing, maintaining, operating, repairing, replacing and removing solar generation equipment to provide solar electricity generation under the FIT contracts. The Partnership recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits.

The lease term as defined under the FIT contracts shall expire on the day prior to the twentieth anniversary of the Milestone Commercial Operation Date; If the lease commencement date has not been achieved by twelve-month anniversary of the date of the lease, then at any time thereafter, both parties shall have the right to terminate the lease and the lease will terminate on the date that is fifteen days following the date of notification of termination given by the terminating party to the non-terminating party. The lease term includes periods covered by an option to extend if the Partnership is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain

15

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(f)	Leases (continued):

remeasurements of the lease obligation. The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Partnership’s incremental borrowing rate. Generally, the Partnership uses its incremental borrowing rate as the discount rate.

The lease obligation is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Partnership changes its assessment of whether it will exercise an extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the combined statements of income and comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

(g)	Impairment of non-financial assets:

At each reporting date, the Partnership reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(h)	Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these combined special purpose financial statements. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Partnership has made in the preparation of the combined special purpose financial statements:

16

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(h)	Significant accounting judgments and estimates (continued):

(i)	Project development assets:

The Partnership has determined that project development costs can be capitalized as project development assets when the related FIT contract has been awarded from the IESO. Prior to this point, there is uncertainty of future economic benefit.

(ii)	Impairment of non-financial assets:

The application of the Partnership’s accounting policy for impairment of solar power systems requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, forecasts, capital expenditure requirements, future operating costs, and production volumes. Management has assessed impairment indicators on the Partnership’s solar power systems and has concluded that no impairment indicators exist as at December 31, 2022 and 2021.

(iii)	Taxes:

The Partnership accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Partnership estimates future taxable profits based on financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Partnership. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Partnership reviews the adequacy of these provisions at the end of the reporting period.

(iv)	Consolidation:

The Partnership applies judgment in determining control over certain entities where the Partnership holds less than 50% of equity ownership. The judgment is based on a review of all contractual agreements to determine if the Partnership has control over the activities, projects, and financial and operating policies of the entities. The Partnership has included the results of nine limited partnerships, which are under common control. The Partnership considered its aggregate economic interest in each of the nine limited partnerships along with other parties’ rights, including kick-out rights, and concluded that the Partnership is exercising its control as a principal.

17

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued):

(h)	Significant accounting judgments and estimates (continued):

(v)	Lease discount rates:

In determining the carrying amount of right-of-use assets and lease obligations, the Partnership is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a risk-free interest rate estimated by reference to the Government of Canada bond yield with an adjustment that reflects the Partnership’s credit rating, security, lease term, value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to changes in the business and macroeconomic environment.

4.	Trade and other receivables:

	2022	2021
GST/HST receivable	$1,144,413	$1,288,860
Trade receivables	374,136	367,375
	$1,518,549	$1,656,235

5.	Prepaid expenses and deposits:

	2022	2021
Prepaid rent	$82,825	$83,387
Prepaid insurance	71,062	63,566
Other prepaid expenses	20,761	42,182
Contract application deposits	18,500	31,750
	$193,148	$220,885

As at December 31, 2022, the non-current portion of prepaid rent of $895,010 (2021 – $961,789) is presented as other assets.

18

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

6.	Solar power systems:

	Solar power system assets	Right- of-use assets	Royalty contract assets	Project development assets	Total

Cost:
Balance, December 31, 2020	$59,046,402	$9,591,812	$121,873	$30,714,704	$99,474,791
Additions	230,146	-	-	-	230,146
Sales of solar power systems	(947,169)	(276,853)	-	-	(1,224,022)
Refund of interconnection deposits	-	-	-	(184,376)	(184,376)
Balance, December 31,2021	$58,329,379	$9,314,959	$121,873	$30,530,328	$98,296,539
Additions	$226,243	$-	$-	$-	$226,243
Sales of solar power systems	(475,493)	(93,869)	-	-	(569,362)
Balance, December 31, 2022	$58,080,129	$9,221,090	$121,873	$30,530,328	$97,953,420

	Solar power system assets	Right- of-use assets	Royalty contract assets	Project development assets	Total
Accumulated amortization:

Balance, December 31, 2020	$9,277,934	$1,023,955	$21,329	$4,258,714	$14,581,932
Sale of solar power systems	(292,296)	(44,917)	-	-	(337,213)
Amortization	2,905,187	526,638	6,076	1,292,642	4,730,543
Balance, December 31, 2021	$11,890,825	$1,505,676	$27,405	$5,551,356	$18,975,262
Sale of solar power systems	(151,181)	(17,411)	-	-	(168,592)
Amortization	2,851,917	512,598	6,090	1,526,515	4,897,120
Balance, December 31, 2022	$14,591,561	$2,000,863	$33,495	$7,077,871	$23,703,790

Net book value, December 31, 2021	$46,438,554	$7,809,283	$94,468	$24,978,972	$79,321,277
Net book value, December 31, 2022	$43,488,568	$7,220,227	$88,378	$23,452,457	$74,249,630

For the year ended December 31, 2022, the Partnership received a refund of $114,963 for interconnection deposits for projects that were abandoned of which $114,963 is recorded as a recovery in project development costs in the combined statements of income and comprehensive income. The Partnership sold a 180 kW DC power system for $610,031 on February 9, 2022 and realized a gain for $221,352 recorded in other income.

19

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

6.	Solar power systems (continued):

For the year ended December 31, 2021, the Partnership received a refund of $931,234 for interconnection deposits for projects that were abandoned of which $746,857 is recorded as a recovery in project development costs in the combined statements of income and comprehensive income and $184,376 is written off as project development assets. The Partnership sold a 300 kW DC and 60 kW DC solar power system for $861,325 and $158,533 on October 12, 2021 and November 29, 2021, respectively, and realized a gain for $350,185 and a loss for $15,083 recorded in other income, respectively.

7.	Long-term debt:

	2022	2021
Balance, January 1	$64,585,280	$65,685,701
Proceeds from long-term debt	-	16,315,243
Interest expense	3,007,315	3,196,456
Repayment of principal	(4,238,796)	(17,415,664)
Interest payments	(3,007,315)	(3,196,456)
	60,346,484	64,585,280
Deferred fees on long term debt	(1,067,705)	(1,142,048)
Balance, December 31	59,278,779	63,443,232
Current portion	(3,828,349)	(4,238,792)
Non-current portion	$55,450,430	$59,204,440

As at December 31, 2022, the Partnership had 51 term loans secured by the underlying solar power system assets. The loans have interest payable quarterly with variable interest rates ranging from 1.56% plus Canadian Dollar Offering Rate (“CDOR”) to 3.34% plus CDOR and with fixed interest rates ranging from 4.45% to 6.06%. The effective interest rates range from 4.45% to 6.06% with principal and interest payments over the term range from 4 to 18 years, maturing between 2026 and 2040.

The Partnership has entered into interest rate swap agreements to manage the risk related to fluctuations in variable interest rates. Interest rate swaps are accounted for as derivatives and recorded at fair value on the combined statements of financial position with change in fair value recorded in profit or loss. At December 31, 2022 the notional amount of the Partnership’s interest rate swap contracts was $30,357,804 (2021 – $33,011,993) (note 10 (a)(i)).

The term loan agreements require the Partnership to maintain certain reporting covenants and minimum balances in the reserve fund accounts. As at December 31, 2022 and 2021, the Partnership was in compliance with all the covenants under the loan agreements.

20

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

7.	Long-term debt (continued):

Estimated principal repayments are as follows as at December 31:

	2022	2021
Year 1	$3,828,349	$4,238,794
Year 2	3,934,488	3,828,349
Year 3	4,045,973	3,934,488
Year 4	5,270,290	4,045,973
Year 5	5,249,328	5,531,741
Year 6 and thereafter	38,018,056	43,005,935
Total	$60,346,484	$64,585,280

8.	Loan payable:

For the year ended December 31, 2022, the Partnership and its subsidiaries had 42 Canada Emergency Business Account loans (“CEBA loans”) from the Government of Canada for a total of $2,520,000 (2021 – $2,520,000). The CEBA loans have 0% interest and no repayment required before December 31, 2023. If the principal amount of $1,680,000 is repaid by December 31, 2023, the remaining principal of $840,000 will be forgiven. If the CEBA loans remain outstanding after December 31, 2023, only interest payments at 5% per annum are required until full principal is due on December 31, 2025.

Loan payable is recognized in accordance with IFRS 9, Financial Instruments, as a financial liability at amortized cost. The benefit of the market rate shall be measured as the difference between the initial carrying value of the loan (being the present value of a similar loan at market rates) and the proceeds received. For the year ended December 31, 2022, the Company had the carrying value of the CEBA loans at $1,585,427 (2021 – $1,495,505), using a discount rate of 6%, which was the estimated rate for a similar loan without the interest-free component. The remaining difference of $94,513 will be accreted to loan payable over the term of the CEBA loan and offset to other income on the combined statements of income and comprehensive income. For the year ended December 31, 2022, accretion expense recognized for the CEBA loans was $89,730 (2021– $72,959).

21

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

9.	Lease obligations:

	2022	2021
Balance, January 1	$8,308,130	$8,919,366
Derecognition of lease obligations	(82,272)	(255,039)
Lease payments	(741,953)	(790,444)
Interest expense	400,966	434,247
Balance, December 31	7,884,871	8,308,130
Current portion	(622,381)	(660,325)
Lease obligation - non-current portion	$7,262,490	$7,647,805

The current portion of lease obligations are presented within accounts payable and accruals.

The following table presents contractual discounted and undiscounted cash flows for lease obligations as at December 31, 2022:

	2023	2024	2025	2026	2027	2028 and thereafter	Total
Lease payments	$773,620	$773,620	$773,620	$773,620	$773,620	$7,235,683	$11,103,783
Interest expense	(382,162)	(362,134)	(341,082)	(318,952)	(295,690)	(1,518,892)	(3,218,912)
Net present value	$391,458	$411,486	$432,538	$454,668	$477,930	$5,716,791	$7,884,871

10.	Financial instruments:

The Partnership as part of its operations carries financial instruments consisting of cash, trade receivables, due from related parties, accounts payable and accruals, loan payable, lease obligations, derivative assets, and long-term debt.

(a)	Fair value:

The Partnership’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

i.	Level 1:	Quoted prices in active markets for identical assets or liabilities.

ii.	Level 2:	Inputs other than quoted prices that are observable for the asset or liability.

iii.	Level 3:	Inputs for the asset or liability that are not based on observable market data.

22

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

10.	Financial instruments (continued):

(a)	Fair value (continued):

The fair value of assets and liabilities are determined using Level 2 inputs. There were no gains or losses recognized in respect of Level 3 fair values during the year ended December 31, 2022 and 2021.

(i)	Derivative assets (liabilities) for interest rate swaps:

The Partnership has entered into interest rate swaps to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swaps is based on discounting estimates of future floating rate and fixed rate cash flows for the remaining term of the interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Partnership and of the counterparty.

	Carrying amount
At December 31, 2022	Notional amount	Derivative assets

Interest rate swaps:
2343461 Ontario Inc.	$2,887,056	$224,464
2344215 Ontario Inc.	3,092,493	220,742
2387276 Ontario Inc	5,006,106	359,572
2387280 Ontario Inc.	2,290,027	188,476
2387281 Ontario Inc.	2,626,231	140,889
2391395 Ontario Inc.	1,477,088	102,500
SHY1 2012 FIT2 Ltd.	2,787,034	226,760
Icarus Whitesand Solar Limited Partnership	2,026,061	138,434
SPN LP 7	5,748,192	261,145
Solar Flow-Through Projects (2014 Subco F2) Ltd.	2,417,516	185,005
	$30,357,804	$2,047,987

	Carrying amount
At December 31, 2021	Notional amount	Derivative (liabilities)

Interest rate swaps:
2343461 Ontario Inc.	$3,618,218	$(40,148)
2344215 Ontario Inc.	3,328,268	(25,106)
2387276 Ontario Inc	5,343,140	(223,136)
2387280 Ontario Inc.	2,444,683	(75,299)
2387281 Ontario Inc.	2,791,506	(179,168)
2391395 Ontario Inc	1,577,241	(63,159)
SHY1 2012 FIT2 Ltd.	3,011,011	(1,639)
Icarus Whitesand Solar Limited Partnership	2,172,357	(38,481)
SPN LP 7	6,112,820	(436,268)
Solar Flow-Through Projects (2014 Subco F2) Ltd.	2,612,749	(17,040)
	$33,011,993	$(1,099,444)

23

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

10.	Financial instruments (continued):

(a)	Fair value (continued):

(i)	Derivative assets (liabilities) for interest rate swaps (continued):

The carrying amounts of cash, trade receivables, accounts payable and accruals, due from related parties, and due to related parties approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable and long-term debt approximate their fair value as they are calculated by reference to market rates of interest for similar instruments (Level 2).

(b)	Financial risk management:

(i)	Credit risk:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Partnership has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Partnership’s maximum exposure to credit risk.

Confirmations for related party balances have been received and provided to defer any payments until after January 1, 2024. Amounts due from related parties are with entities under common management. The Partnership has assessed the creditworthiness of its related parties and determined the credit risk to be low.

Trade receivables are due from a local electricity utility entities in Ontario, all of which are government entities with high creditworthiness and the Partnership has determined the credit risk to be low. Cash has low credit risk as it is held by internationally recognized financial institutions.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Partnership will not be able to meet its financial obligations as they become due. The Partnership’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. As at December 31, 2022, the Partnership had a working capital deficit of $9,150,190 (2021 – $18,576,750). All of the Partnership’s financial liabilities are subject to normal trade terms.

(iii)	Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and currency risk.

(A)	Interest rate risk:

The Partnership is not exposed to interest rate risk as loan payable amounts have fixed rates of interest and long-term debt amounts have fixed interest rates or interest rates are fixed through interest rate swaps (note 10(a)(i)).

(B)	Currency risk:

The Partnership does not have financial assets or liabilities held in a foreign currency.

24

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

11.	Income taxes:

The provision for income taxes differs from the results which would be obtained by applying the combined Federal and Provincial tax rate of approximately 26.5% to income before taxes. This difference results from the following items:

	2022	2021
Income before taxes	$2,860,289	$1,117,742
Effective Canadian statutory tax rate	26.5%	26.5%
Expected tax expense	$757,977	$296,202
Tax effects of:
Rate differential	(886,798)	(341,310)
Permanent and other	282,450	(600,152)
Changes in unrecognized deferred tax assets	(5,074,842)	832,419
Tax (recovery) expense	$(4,921,213)	$187,159

The components of the net deferred tax assets and liabilities are as follows:

	2022	2021
Deferred tax assets:
Non-capital loss carry forward	$1,088,383	$150,706
Lease obligations	1,737,047	2,201,654
Solar power systems	-	75,868
Derivative instruments and other	-	120,387
	2,825,430	2,548,615
Deferred tax liabilities:
Solar power systems	(6,210,275)	(129,320)
Project development assets	(6,214,901)	(6,619,428)
Right-of-use assets	(1,726,408)	(2,349,793)
Derivative instruments and other	(436,828)	(39,455)
Long-term debt	(13,081)	(31,203)
	(14,601,493)	(9,169,199)
Net deferred tax liabilities	$(11,776,063)	$(6,620,584)

As at December 31, 2022, the Partnership had $5,376,262 (2021 – $20,898,779) of deductible temporary differences that have not been recognized and the Partnership has non-capital loss carry forwards of $10,255,632 (2021 – $17,216,102) which begin to expire in 2032. For the year ended December 31, 2022, the Partnership recognized a current tax recovery of $10,076,691 due to a change in estimate of its calculation of a royalty amount owing between the Partnership’s subsidiaries pursuant to funding and royalty agreements. The change in estimate arose from new information on the treatment of payments due to FIT Contract terminations under the funding and royalty agreements being received during the year ended December 31, 2022.

25

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

12.	Related party transactions:

Due (to) from related parties:

	2022	2021

Berkley Renewables Inc.	$(125,140)	$8,275

Amounts due (to) from related parties are with entities under common management. The amounts due are unsecured, non-interest bearing and due on demand. As at December 31, 2022, the related parties have confirmed that no repayments are required for amounts due (to) from related parties until after January 1, 2024. Accordingly, due (to) from related party balances are recorded as non- current balances.

For the year ended December 31, 2022, management fees of $1,228,285 (2021 – $1,228,285) were accrued to the Partnership’s management and recorded in general and administrative expense in the combined statements of income and comprehensive income.

13.	Partners’ capital:

The Partnership’s authorized partners’ capital consists of an unlimited number of Units. Each issued and outstanding Unit shall be equal to each other Unit with respect to all rights, benefits, obligations and limitations as provided for in the Limited Partnership Agreement. Each limited partner will be entitled to one vote for each Unit held.

As at December 31, 2022, the Partnership had 679,280 (2021 – 679,280) limited partnership Units outstanding for cash consideration of $67,928,000 (2021 – $67,928,000) before issuance costs.

26

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

14.	Non-controlling interests:

Summarized financial information for the Partnership’s subsidiaries that have non-controlling interests (“NCIs”) is set out below. The amounts are before intercompany eliminations for 2022 and 2021.

As at December 31, 2022	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Net assets (liabilities)	Carrying amount of NCI

Icarus Whitesand Solar Limited Partnership	$417,848	$2,021,890	$245,013	$3,021,197	$(826,472)	$(102,232)
2387276 Ontario Inc.	1,110,076	8,314,710	631,496	8,847,251	(53,961)	(27,034)
2387278 Ontario Inc.	1,282	-	-	4,596	(3,314)	(1,660)
2387280 Ontario Inc.	450,387	2,161,145	218,501	2,773,274	(380,244)	(307,828)
2387281 Ontario Inc.	590,799	2,981,233	267,524	3,451,161	(146,653)	(73,473)
2387282 Ontario Inc.	1,111,286	10,653,264	1,172,238	11,291,286	(698,974)	(352,426)
2391395 Ontario Inc.	284,459	1,854,442	124,433	2,342,524	(328,057)	(164,357)
SPN LP 7	1,373,994	5,867,743	454,289	7,709,138	(921,690)	(461,716)
2405372 Ontario Inc.	9	1,500	-	18,781	20,290	10,416
2405402 Ontario Inc.	26,264	3,765,665	10,126	5,576,595	(1,794,792)	(897,787)
2405514 Ontario Inc.	72,501	5,618,503	136,205	7,985,937	(2,431,137)	(1,219,404)
2405799 Ontario Inc.	360,049	3,292,739	103,316	4,175,604	(626,131)	(313,692)
2467260 Ontario Inc.	509	7,000	-	4,233	11,742	5,883
2469780 Ontario Inc.	139,673	2,736,898	68,393	3,910,643	(1,102,465)	(536,004)
2503072 Ontario Inc.	64,150	7,048,744	248,834	8,196,328	(1,332,268)	(667,468)
2503225 Ontario Inc.	58,446	7,570,390	204,607	9,571,889	(2,147,661)	(1,075,978)
2503903 Ontario Inc.	523	7,500	-	5,993	2,030	1,017
Northern Development Solar 2016 Inc.	22,324	3,785,876	56,542	4,919,731	(1,168,072)	(585,204)
Sunshine Solar Ontario 2016 Inc.	539	3,500	-	6,950	10,991	5,506
	$6,085,118	$67,692,742	$3,941,517	$83,753,181	$(13,916,838)	$(6,763,441)

Year ended December 31, 2022	Net income (loss) and comprehensive income (loss)	Allocated to NCI	Dividends to NCI

Icarus Whitesand Solar Limited Partnership	$60,061	$12,668	$-
2387276 Ontario Inc.	386,319	205,767	-
2387278 Ontario Inc.	(2,136)	11,150	-
2387280 Ontario Inc.	244,764	202,002	-
2387281 Ontario Inc.	300,633	162,838	-
2387282 Ontario Inc.	(330,317)	(177,766)	-
2391395 Ontario Inc.	59,735	42,148	-
SPN LP 7	463,384	244,376	-
2405372 Ontario Inc.	(4,573)	9,930	-
2405402 Ontario Inc.	(561,892)	(269,287)	-
2405514 Ontario Inc.	(724,446)	(350,727)	-
2405799 Ontario Inc.	(318,734)	(147,465)	-
2467260 Ontario Inc.	(3,521)	10,457	-
2469780 Ontario Inc.	(343,553)	(159,899)	-
2503072 Ontario Inc.	(576,597)	(276,654)	-
2503225 Ontario Inc.	(952,207)	(464,835)	-
2503903 Ontario Inc.	(2,136)	11,150	-
Northern Development Solar 2016 Inc.	(476,440)	(226,476)	-
Sunshine Solar Ontario 2016 Inc.	(3,210)	10,613	-
	$(2,784,866)	$(1,150,010)	$-

27

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

14.	Non-controlling interests (continued):

As at December 31, 2021	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Net assets (liabilities)	Carrying amount of NCI

Icarus Whitesand Solar Limited Partnership	$414,023	$2,585,158	$253,714	$3,656,394	$(910,927)	$(114,900)
2387276 Ontario Inc.	1,117,861	9,945,695	657,913	10,870,318	(464,675)	(232,801)
2387278 Ontario Inc.	1,699	32,730	-	60,000	(25,571)	(12,810)
2387280 Ontario Inc.	501,053	2,078,642	219,112	3,009,985	(649,402)	(509,830)
2387281 Ontario Inc.	621,027	3,590,598	263,262	4,420,039	(471,676)	(236,311)
2387282 Ontario Inc.	1,196,178	16,790,668	1,145,141	17,185,856	(344,151)	(174,660)
2391395 Ontario Inc.	267,631	2,211,606	127,515	2,763,904	(412,182)	(206,505)
SPN LP 7	1,441,992	6,962,731	444,872	9,369,318	(1,409,467)	(706,092)
2405372 Ontario Inc.	346	60,124	-	60,000	470	487
2405402 Ontario Inc.	17,596	4,307,969	16,561	5,566,295	(1,257,291)	(628,500)
2405514 Ontario Inc.	69,125	5,939,859	133,028	7,607,041	(1,731,085)	(868,677)
2405799 Ontario Inc.	384,490	3,364,864	116,139	3,965,004	(331,789)	(166,227)
2467260 Ontario Inc.	504	50,366	-	60,000	(9,130)	(4,574)
2469780 Ontario Inc.	133,757	2,668,172	60,539	3,524,693	(783,303)	(376,105)
2503072 Ontario Inc.	65,696	8,377,223	454,669	8,768,315	(780,065)	(390,814)
2503225 Ontario Inc.	119,671	8,373,196	253,257	9,459,457	(1,219,847)	(611,143)
2503903 Ontario Inc.	523	39,250	-	60,000	(20,227)	(10,134)
Northern Development Solar 2016 Inc.	13,145	3,754,740	58,039	4,425,870	(716,024)	(358,729)
Sunshine Solar Ontario 2016 Inc.	1,213	48,596	-	60,000	(10,191)	(5,106)
	$6,367,530	$81,182,187	$4,203,761	$94,892,489	$(11,546,533)	$(5,613,431)

Year ended December 31, 2021	Net income (loss) and comprehensive income (loss)	Allocated to NCI	Dividends to NCI

Icarus Whitesand Solar Limited Partnership	$5,566	$835	$-
2387276 Ontario Inc.	250,235	125,368	-
2387278 Ontario Inc.	-	-	-
2387280 Ontario Inc.	173,465	130,185	(360,255)
2387281 Ontario Inc.	129,179	64,719	-
2387282 Ontario Inc.	(1,232,772)	(617,619)	-
2391395 Ontario Inc.	33,969	17,018	-
SPN LP 7	1,173,363	587,855	-
2405372 Ontario Inc.	-	-	-
2405402 Ontario Inc.	(528,870)	(264,964)	-
2405514 Ontario Inc.	(714,126)	(357,777)	-
2405799 Ontario Inc.	(324,695)	(162,672)	-
2467260 Ontario Inc.	-	-	-
2469780 Ontario Inc.	(338,175)	(169,426)	-
2503072 Ontario Inc.	(599,028)	(300,113)	-
2503225 Ontario Inc.	(805,451)	(403,531)	-
2503903 Ontario Inc.	-	-	-
Northern Development Solar 2016 Inc.	(452,585)	(226,745)	-
Sunshine Solar Ontario 2016 Inc.	-	-	-
	$(3,229,925)$	(1,576,867)	$(360,255)

28

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

15.	General and administrative expenses:

	2022	2021
Management fees	$1,228,285	$1,228,285
Professional fees	279,542	408,114
Office and administrative	138,383	181,704
	$1,646,210	$1,818,103

16.	Other income (expense):

	2022	2021
Interest and penalties on late-filed tax returns	$1,630,000	$(1,630,000)
Gain on sale of solar power systems – note 6	221,352	335,102
Other items	(132,623)	721,663
Production guarantee release payment	-	457,200
	$1,718,729	$(116,035)

17.	Changes in working capital:

	2022	2021
Trade and other receivables	$137,686	$573,660
Other assets	66,778	(39,412)
Prepaid expenses and deposits	27,737	276,684
Accounts payable and accruals	(710,660)	(726,383)
	$(478,459)	$84,549

29

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

18.	Capital management:

The Partnership’s objectives in managing liquidity and capital are to safeguard the Partnership’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Partnership consists of the following:

December 31	2022	2021
Long-term debt – non-current portion (note 7)	$55,450,430	$59,204,440
Partners’ deficit	(63,035,342)	(71,966,853)
	$(7,584,912)	$(12,762,413)

The Partnership manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Partnership may include the issuance or repayment of debt, dividend payments, or sale of assets. The Partnership has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date. There has not been any significant change in capital management from the prior year.

19.	Contingencies:

(a)	First legal claim for the improper termination of FIT Contracts:

On December 2, 2020, a Statement of Claim was filed by the Partnership, parties related through common management and an independent solar project developer (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

30

SOLAR FLOW-THROUGH LIMITED PARTNERSHIP

Notes to Combined Special Purpose Financial Statements

Years ended December 31, 2022 and 2021

19.	Contingencies (continued):

(b)	Second legal claim for the improper termination of FIT Contracts:

On January 29, 2021, a second Statement of Claim was filed by the Partnership, parties related through common management and an independent solar project developer against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

(c)	Third legal claim for the improper termination of FIT Contracts:

On December 2, 2020, the Partnership filed a legal claim to seek damages in the amount of $15 million for breach of contract against the IESO. Discovery and examinations for the legal claim occurred in November 2021. There were a number of undertakings to be provided by both parties from the discovery and these have been prepared and provided to opposing counsel. The court dates for this claim have now been scheduled for April 2024.

20.	Subsequent events:

Recovery of Pre-Construction Development Costs due to FIT Contract terminations

On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all FIT 2, 3, 4 and 5 contracts where the IESO had not issued Notice to Proceed (“NTP”). An NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre- NTP FIT contract holders on July 16, 2018. However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDCs”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The ultimate amount to be recovered is subject to the IESO’s approval, and there is no certainty as to the actual amount to be recovered from the IESO.

Subsequent to December 31, 2022, the Partnership has received $14,841,077 in PCDCs and expects to receive the remaining balance in fiscal year 2023.

31